TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES CHANGE IN BOARD OF DIRECTORS

Toronto, Ontario, September 30, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") today announced that Deborah Starkman has resigned from the Board of Directors effective as of the close of business on September 30, 2022. Ms. Starkman's decision to resign was to focus on her other professional commitments. Ms. Starkman has served on the IAMGOLD Board of Directors since December 2020.

Maryse Bélanger, Chair of the Board and Interim President and CEO, commented: "We would like to sincerely thank Deborah for her insights and guidance to the Company and management during her tenure as a director. We wish her all the best in her current and future endeavors."

A committee of the Board will commence the search for a new director candidate.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.